UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]          No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]          No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk.

(Registrant)

Date	21 August 2013	By	/s/ Honesti Basyir
(Signature)

Honesti Basyir
Director of Finance

INFORMATION TO INVESTORS

 No. Tel.171/PR000/COP-A0070000/2013

TELKOM’S ADR RATIO TO CHANGE IN CONNECTION WITH STOCK SPLIT

Jakarta, August 20, 2013 – Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company") today announced that in connection with its stock split, the Company will effect a change of ratio of its American Depositary Shares ("ADSs"), from one ADS representing 40 Series B common shares, par value Rp250 per share, to one ADS representing 200 Series B common shares, par value Rp50 per share. The stock split was approved at the Company's Annual General Meeting of Shareholders on April 19, 2013, and will result in each Series B common share of the Company, par value Rp250 per share, being split into five Series B common shares, par value Rp50, and the one Series A share, par value Rp250 per share being split into one Series A share and four Series B common share, each par value Rp50.

The ADS ratio change will be effected on September 3, 2013, following the stock split of the Company's shares, the distribution of the new Series B common shares, par value Rp50 per share, into the central custodian accounts on September 2, 2013 of shareholders of record on August 30, 2013 in Indonesia.

For further information, please contact:

Prakoso Imam Santoso

Acting Vice President Investor Relations

PT Telekomunikasi Indonesia, Tbk.

Tel       : 62-21-5215109

Fax      : 62-21-5220500

Email   : investor@telkom.co.id

Website: www.telkom.co.id

PT Telekomunikasi Indonesia Tbk. ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchange (LSE: TKIA).

Stock Split Schedule and Procedure Announcement

PT Telekomunikasi Indonesia (Persero), Tbk

No.Tel.171/PR000/COP-A0070000/2013

In regard with the decision of the Annual General Meeting of Shareholders of PT Telekomunikasi Indonesia (Persero), Tbk, hereinafter referred to as the "Company” which was held on 19 April 2013, which has approved the implementation of stock split of its original Rp250,- (two hundred and fifty Rupiah) per share to Rp50,- (fifty Rupiah) per share as stated in the Deed of Meeting No.38 dated 19 April 2013 drawn up before Ashoya Ratam, S.H., MKn., Notary in Jakarta.

The Company has obtained the approval amendments associated with changes in the nominal value of shares from the Minister of Law and Human Rights in its decision No.AHU-AH.01.10-22500 dated 7 June 2013. As such, the stock split will be implemented where one shares with nominal value of Rp250,- will be 5 shares with nominal value of Rp50,- per share, with a schedule and procedure as follows:

DESCRIPTION	SCHEDULE
Last trading at old nominal value at Regular and Negotiation Markets	27 August 2013
Beginning trading at new nominal value at Regular and Negotiation Markets	28 August 2013
Trading period at Cash Market at old nominal value only for settlement of previous transactions which are due concurrently with the execution at Cash Market	29-30 August 2013
Last date of settlement at old nominal value at Regular and Negotiation Markets	30 August 2013
Determination date of Stockholders list and securities accounts eligible for stock split (Recording date)	30 August 2013
Distribution of stock split to securities accounts and commencement date of the shareholders whose shares are not included in the collective custody for processing stock split	2 September 2013
Commencement date of settlement transaction at new nominal value	2 September 2013

Note:

1.

For shareholders whose shares are in KSEI, the implementation of stock split will be implemented based on the Company's outstanding shares of each securities sub-account at the end of stock trading in the Indonesia Stock Exchange on 30 August 2013. Subsequently, on 30 August 2013 the stock split shares will be distributed through the securities sub-account on KSEI shareholders.

2.	For shareholders whose shares are not included in KSEI or still in the form of script shares, stock split application can be started on 2 September 2013 at the Share Registrar of the Company, namely:
PT Datindo Entrycom Puri Datindo – Wisma Sudirman Jl. Jenderal Sudirman Kav. 34 Jakarta 10220 Phone (021) 5709009 Fax. (021) 5708870 Office hour 08.30 to 16.00 Jakarta Time
By submitting:
	a.	Original Letter Collective Shares (Surat Kolektif Saham/”SKS”) on behalf of shareholders, and
	b.	Copy of shareholders’ identity.

Shareholders are not charged for the implementation of the stock split; however, should the SKS have not been registered on behalf of shareholders the shareholder shall be obliged to register first by submitting evidence of the transaction for the acquisition of the related shares.

21 August 2013 PT Telekomunikasi Indonesia (Persero), Tbk Board of Director